September 14, 2022

Ms. Beverly Singleton

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Yong Bai Chao New Retail Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on March 31, 2022
File No. 000-56129

Dear Ms. Singleton:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 17, 2022 (the “Comment Letter”) to Yong Bai Chao New Retail Corporation (the “Company”) with respect to the Form 10-K filed with the Securities and Exchange Commission on March 31, 2022 (the “10-K”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company.

In addition, we hereby submit our proposed amended disclosure, as Exhibit A, in the response letter in lieu of filing of an amendment to the 2021 Annual Report on Form 10-K/A. Once the proposed amended disclosure is cleared of the Staff’s comments, we will incorporate such disclosure into our annual report for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) prior to when Staff declares such registration statement effective.

Form 10-K for the Fiscal Year Ended December 31, 2021

Cover Page

1.

Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response: Under “Overview” section of Item 1 Business of Part I, we propose to disclose that we are not a Chinese operating company, but instead a Nevada company currently with no meaningful operations or subsidiaries nor has entered into any contractual arrangements with a variable interest entity (“VIE”) based in China. We also propose to disclose that the Company entered into an acquisition agreement with Yong Bai Chao New Retail (Shenzhen) Co., Ltd. (“YBC”) on September 14, 2021, through which we may become, directly or indirectly, a counter party to a set of the variable interest entity agreements (the “VIE Agreements”), to which YBC is a party, although we are currently not certain whether we will or need to be involved in a VIE contractual structure in the future. See page 1 of Exhibit A.

Under “Entering into a Business Transaction” section of Item 1 Business of Part I, we propose to disclose that our securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it cannot inspect or investigate our auditor completely. See page 6 of Exhibit A.

Under “Entering into a Business Transaction” section of Item 1 Business of Part I, we also propose to disclose recent statements and regulatory actions by China’s government related to data security and anti-monopoly concerns. See page 7 of Exhibit A.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Fei Wang
Name:	Fei Wang
Title:	Chief Executive Officer

Exhibit A

The content contained in Exhibit A hereunder is the proposed amended disclosure for the portion of the 2021 Annual Report from Cautionary Note Regarding Forward-Looking Statements to the end of Part I. This part, after its clearance of comments from the Staff, will serve as a base to prepare the Company’s 2022 Annual Report.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (the “Report”) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. We have based our forward-looking statements on our current expectations and projections about future events. Our forward-looking statements include information about possible or assumed future results of operations. All statements, other than statements of historical facts, included or incorporated by reference in this Report that address activities, events or developments that we expect or anticipate may occur in the future, including such things as the growth of our business and operations, our business strategy, competitive strengths, goals, plans, future capital expenditures and references to future successes may be considered forward-looking statements. Also, when we use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probably,” or similar expressions, we are making forward-looking statements.

Numerous risks and uncertainties may impact the matters addressed by our forward-looking statements, any of which could negatively and materially affect our future financial results and performance.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements that are included in this Report, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved. In light of these risks, uncertainties and assumptions, any forward-looking event discussed in this Report may not occur. Our forward-looking statements speak only as of the date made, and we undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future events or other developments, unless the securities laws require us to do so.

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PART I

ITEM 1. BUSINESS

Overview

Yong Bai Chao New Retail Corporation (“we”, “us”, or the “Company”) (formerly knowns as Boss Minerals, Inc. and Environmental Control Corp., respectively) is not a Chinese operating company but a Nevada company currently with no meaningful operations or subsidiaries nor has entered into any contractual arrangements with a variable interest entity (“VIE”) based in China.

On September 14, 2021, we entered into a company acquisition agreement (the “Acquisition Agreement”) with Yong Bai Chao New Retail (Shenzhen) Co. Ltd. (“YBC"), pursuant to which we agreed to acquire all of the issued and outstanding securities of YBC in exchange for 50,000,000 shares of our common stock. If we consummate the business combination with YBC, a China-based company with business operations substantially in China pursuant to the Acquisition Agreement, we will be subject to legal and operational risks associated with potentially having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in our operations and/or cause the value of our common shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors.

In order to consummate the acquisition of YBC as set forth in the Acquisition Agreement, we may become, directly or indirectly, a counter party to a set of the variable interest entity agreements (the “VIE Agreements”), to which YBC is a party, although we are currently not certain whether we will or need to be involved in a VIE contractual structure in the future. If, upon consummation of the acquisition of YBC, we conduct a substantial majority of our operations through YBC, the operating entity established in the People’s Republic of China, or the PRC, which has entered into the VIE agreements with us or any of our subsidiaries, you will not hold equity interest in the Chinese operating entities and your investment in us will face risks associated with such VIE contractual arrangements. The VIE Agreements or the contractual structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. The VIE Agreements are not equivalent to an equity ownership in the PRC operating entities and the investors may never hold equity interests in such PRC operating entities unless the VIE Agreements are replaced with the direct ownership of such PRC operating companies. The VIE Agreements or such corporate structure have not been tested in court in the PRC.

Our shares of common stock quoted on the OTC Markets are shares of Yong Bai Chao New Retail Corp., the Nevada company that may, after the business combination with YBC, maintain the VIE Agreements with YBC and its associated operating companies. As an investor of our common stock, you may never directly hold equity interests in YBC and its associated operating companies. There is a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition. If the Chinese regulatory authorities disallowed the VIE structure or any or all of the foregoing were to occur, it could, in turn, result in a material change in our future operations and/or the value of our common stock and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

History

Yong Bai Chao New Retail Corporation (“we”, “us”, or the “Company”) (formerly knowns as Boss Minerals, Inc. and Environmental Control Corp., respectively) was incorporated in the State of Nevada on February 17, 2004 under the name Boss Minerals, Inc. to pursue the exploration and development of mining claims located in British Columbia, Canada.

During the quarter ended June 30, 2004, the Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission (“SEC”) to register shares of common stock for public resale by certain stockholders identified in the registration statement. Upon the effective date of the registration statement, the Company became subject to the reporting requirements of Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and commenced filing reports under the Exchange Act through the quarter ended June 30, 2012.

In March 2006, the Company acquired the assets of Environmental Control Corporation, which developed vehicle emission control devices and filed a certificate of amendment to its articles of incorporation in April 2013 to change its name to Environmental Control Corp. The Company filed reports under the Exchange Act through the quarter ended June 30, 2012.

On May 2, 2016, the Eight Judicial District Court of Nevada entered an order appointing Bryan Glass as custodian of the Company, authorizing and directing him to, among other things, take any action reasonable, prudent and for the benefit of the Company, including reinstating the Company under Nevada law, appointing officers and convening an annual meeting of stockholders (the “Order”). Mr. Glass was a shareholder of the Company on the date that he applied to serve as a custodian of the Company. From time to time, Mr. Glass submits applications to the courts of the state of Nevada to be appointed as the custodian of corporations in which he already is a shareholder that have forfeited their right to exist as a corporation for reasons such as failure to file annual reports or to pay required fees, and such applications may or may not be successful. If the court approves the application, Mr. Glass is appointed to serve as the custodian of such corporations. In the past, he either has contributed assets or sold them to third parties. Thereafter, the board of directors and Mr. Glass, in his role as custodian, appointed himself to serve as the President of the Company.

On May 5, 2016, the Company filed a Certificate of Reinstatement with the state of Nevada to reestablish the Company’s existence.

On May 9, 2016, the board of directors and Bryan Glass, in the exercise of his power as the court-appointed custodian of the Company, appointed Bryan Glass as our President, Secretary and Treasurer and authorized the issuance of 60,000,000 shares of stock to Mr. Glass for an aggregate price of $60,000, which sum was paid by the performance of services to the Company and the reimbursement of expenses incurred by Mr. Glass on the Company’s behalf in the amount of $6,685. The expenses incurred by Mr. Glass included $5,160 to the state of Nevada for fees in connection with reinstating the Company and other filings to bring the Company current under the requirements of Nevada corporate law; $1,250 to the transfer agent for outstanding fees; and $275 to the state of Nevada as a filing fee in connection with the amendment to the articles of incorporation.

On June 15, 2016, the Company held a stockholders meeting at which the stockholders adopted Amended and Restated Articles of Incorporation of the Company under which the Company increased the total number of shares it is authorized to issue to 190 million shares consisting of 180 million shares of common stock and 10 million shares of blank check preferred stock.

In December 2018, Mr. Glass sold 60 million shares of common stock, representing all of the shares he owned in the Company, and equal to 56.83% of the total number of outstanding shares of the Company’s common stock, to Lili Xin for the sum of $90,000. Ms. Chang became acquainted with Mr. Glass through a mutual associate and they subsequently negotiated a deal for his control bloc of shares in the Company. Concurrent with the sale of his shares, the board of directors appointed Ms. Chang as the President and as a director of the Company and resigned from all positions he held with the Company.

On May 22, 2019, the Company filed a Form 15 with the SEC terminating the registration of its class of common stock under Section 12(g) of the Exchange Act and its duty to file periodic and other reports with the SEC.

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In December 12, 2019, the Company filed a registration statement on Form 10 to register its class of common stock under the Exchange Act, and the registration statement automatically was effective in February 2020.

On October 29, 2020, Chang Qi voluntarily resigned as a director and officer of the Company for personal reasons. She did not resign because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, or if a director has been removed for cause from the board of directors, disclose the following information.

Prior to her departure as a director and officer of the Company, on October 29, 2020, Ms. Chang appointed Lili Xin to serve as the sole director and as the president of the Company.

On June 29, 2021, Lili Xin, our former Chief Executive Officer, Chief Financial Officer, director and principal stockholder of the Company (“Ms. Xin”), and Wang Fei (“Mr. Wang”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Ms. Xin agreed to sell to Mr. Wang 80,000,000 shares of Common Stock registered in her name (the “Shares”), representing 59% of the outstanding shares of common stock in the Company, at a purchase price of Three Hundred Fifty Thousand Dollars ($350,000). The seller relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company’s securities to Mr. Wang. The funds came from the personal funds of Mr. Wang, and was not the result of a loan. The closing occurred August 10, 2021.

In connection with such sale, Lili Xin, our then current CEO, President and CFO resigned from her positions as the sole director and executive officer of the Company. Concurrently therewith, Mr. Wang appointed to serve as the sole executive officer and director of the Company.

 On September 14, 2021, the Company entered into a Company Acquisition Agreement (the “Acquisition Agreement”) with Yong Bai Chao New Retail (Shenzhen) Co. Ltd. (“YBC”). Pursuant to the terms of the Acquisition Agreement, the Company agreed to acquire all of the issued and outstanding equity securities of YBC in exchange for 50 million shares of our common stock. After signing the Acquisition Agreement, the Company changed its name to Yong Bai Chao New Retail Corp. Wang Fei, our sole executive officer and director, also serves as the Chief Executive Officer and Director of YBC. This acquisition transaction has not yet consummated, and the closing of this transaction is subject to certain terms and conditions more fully described in the Acquisition Agreement. In effectuating the share exchange, the Company intends to rely on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act of 1933, as amended. The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement, which is filed as Exhibit 10.1 to this Annual Report and incorporated herein by reference.

Effective October 28, 2021, the Company’s name was changed to Yong Bai Chao New Retail Corporation.

Effective January 25, 2022, Wang Fei resigned from his positions as Chief Financial Officer and Secretary of the Company. Mr. Wang has retained his position as the Chief Executive Officer and Chairman of the Board of the Company. His resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective January 25, 2022, the following individuals were appointed to serve in the offices set forth next to their names and to fill the vacancies caused by Mr. Wang’s resignation until their successor(s) shall be duly elected or appointed, unless he or she resigns, is removed from office or is otherwise disqualified from serving as a director or officer of the Company.

Name	Age	Office(s)
TANG Yanying	44	Chief Financial Officer
ZHU Luzhen	39	Secretary
LU Zhengpeng	41	Marketing Director, Director
YANG Li	33	Administrative Director, Director
MA Daquan	40	Director

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Current Operations and Strategy

As of the date of this report, we have no current operations. Management has determined to direct our efforts and limited resources to pursue potential new business opportunities through a combination with an operating or development stage company, an acquisition of assets or other business transaction. We do not intend to limit ourselves to a particular industry and we have not established any particular criteria upon which we shall consider and proceed with a business opportunity. We are parties to the Acquisition Agreement with Yong Bai Chao New Retail (Shenzhen) Co. Ltd. (“YBC”), pursuant to which the Company agreed to acquire all of the issued and outstanding securities of YBC in exchange for 50 million shares of our common stock. Wang Fei, our sole executive officer and director, also serves as the Chief Executive Officer and Director of YBC. We hope to consummate the acquisition of YBC in the near the future.

 Our management has broad discretion with respect to identifying and selecting a prospective business opportunity. We have not established any specific attributes or criteria (financial or otherwise) for a business opportunity and we may enter into a business combination with a development stage company, a distressed company or a foreign company engaged in any industry or we may purchase raw assets. Our management has never served in any capacity as management of a development stage public company that has consummated a business transaction such as that contemplated by us. Accordingly, our management may not successfully identify a prospective business opportunity or conclude a business transaction. In addition, our management engages in other business activities and is not obligated to devote any specific number of hours to our matters. Management intends to devote only as much time as it deems necessary to our affairs.

We anticipate that the selection of an appropriate business opportunity will be complex and extremely risky and we cannot assure you that we will be successful in concluding a transaction or if we do, that we will be successful thereafter. Our lack of financial and personnel resources may negatively impact our ability to consummate an attractive transaction or cause us to discontinue operations before we enter such a transaction.

We cannot assure you that we will be successful in concluding a business transaction. We will not realize any revenues or generate any income unless and until we successfully merge with or acquire an operating business that is generating revenues and otherwise is operating profitably. Moreover, we can offer no guarantee that we will achieve long-term or immediate short-term earnings from any business transaction.

Any entity with which we enter into a business transaction will be subject to numerous risks in connection with its operations. To the extent we affect a business transaction with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of such companies. If we consummate a business transaction with a foreign entity, we will be subject to all of the risks attendant to foreign operations. Although our management will endeavor to evaluate the risks inherent in a particular opportunity, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Our management anticipates that our Company likely will affect only one business transaction, due primarily to our limited financial resources and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us because it will not permit us to offset potential losses from one venture against potential gains from another.

Ramifications of Our Status as a Blank Check Company and Shell Company

At present, we have no revenues, no assets and no specific business plan or purpose. Our business plan is to seek new business opportunities by entering into a business transaction. Based upon these conditions, under the Exchange Act, we are deemed to be “blank check” company and a “shell company.” Our status as a blank check company and a shell company will impact our Company and stockholders in many ways, some of which are described below.

Blank Check Company Status and Securities Offerings

As a blank check company, any offerings of our securities under the Securities Act must comply with Rule 419 promulgated by the SEC under the Securities Act. Rule 419 requires that a blank check company filing a registration statement deposit the securities being offered and proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger. In addition, an issuer is required to file a post-effective amendment to the registration statement upon the execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. The obligations to file post-effective amendments are in addition to the obligations to file Forms 8-K to report for both the entry into a material definitive (non-ordinary course of business) agreement and the completion of the transaction. Rule 419 applies to both primary and re-sale or secondary offerings. Within five (5) days of filing a post-effective amendment setting forth the proposed terms of an acquisition, the Company must notify each investor whose shares are in escrow. Each investor then has no fewer than 20 and no greater than 45 business days to notify the Company in writing if they elect to remain an investor. A failure to reply indicates that the person has elected to not remain an investor. As all investors are allotted this second opportunity to determine to remain an investor, acquisition agreements should be conditioned upon enough funds remaining in escrow to close the transaction.

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Shell Company Status

We are a shell company as defined in Rule 405 promulgated by the SEC under the Securities Act. A shell company is one that has no or nominal operations and either: (i) no or nominal assets; or (ii) assets consisting primarily of cash or cash equivalents. As a shell company, we are subject to various laws, regulations and restrictions, including that we will be subject to restrictions on our use of Form S-8 to register stock that we may issue to our employees and consultants and you will be subject to restrictions from relying on Rule 144 for the resale of your common stock, as described below.

Shell companies are prohibited from using Form S-8 to register securities under the Securities Act. If a company ceases to be a shell company, it may use Form S-8 sixty calendar days after the date on which it makes required filings with the SEC disclosing the cessation of its status as shell company, provided it has filed all reports and other materials required to be filed under the Exchange Act during the preceding 12 months (or for such shorter period that it has been required to file such reports and materials after the company files “Form 10 information,” which is information that a company would be required to file in a registration statement on Form 10 if it were registering a class of securities under Section 12 of the Exchange Act. This information would normally be reported on a current report on Form 8-K reporting the completion of a transaction that caused the company to cease being a Shell Company.

Rule 144 under the Act provides an exemption from the registration requirements of the Securities Act and allows the holders of restricted securities to sell their securities utilizing one of the provisions of this Rule. However, Rule 144 specifically precludes reliance by holders of securities of shell companies such as ours or any issuer that has been at any time previously a shell company, except if the following conditions are met:

•	The issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•

The issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than current reports on Form 8-K; and

•	At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result of our classification as a shell company, our investors are not permitted to rely on the “safe harbor” provisions of Rule 144, promulgated pursuant to the Securities Act, so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a shell company. This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.

Application of Penny Stock Rules

Our common stock is a “penny stock,” as defined in Rule 3a51-1 promulgated by the SEC under the Exchange Act. The penny stock rules require a broker-dealer, among other things, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. A broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as our common stock is subject to the penny stock rules, it may be more difficult for us and you to sell your common stock.

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Entering into a Business Transaction

General.

A business transaction may involve the acquisition of, or merger with, an operating or development stage company or the acquisition of assets that we will develop into an operating company.

Our management has not developed a specific plan or process for identifying a business opportunity. Our business is predicated upon relationships built by management and the ongoing effort to develop new contacts through which our management may be introduced to prospective business opportunities. Moreover, given the wide-ranging variables inherent in our business, management cannot predict when we will effectuate a business transaction, if ever, or the amount of capital we will require for such purpose.

Search for a target.

We have identified YBC as a potential acquisition target. As described below, our management has broad discretion with respect to selecting prospective acquisition candidates. At such time as we affect a business transaction, if ever, we will be impacted by numerous risks inherent in the business and operations in connection with such business. The risks attendant to such business opportunity may include risks typical of a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings. Although our management will endeavor to evaluate the risks inherent in a particular target, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of business opportunities.

We intend to source our target opportunities from various internal and external sources. Business opportunities may be brought to our attention from affiliated and unaffiliated sources. Our management may call upon personal contacts and relationships she and her affiliates have developed and maintain with various professionals, including accountants, consultants, bankers, attorneys and other advisors. In addition, management may initiate formal or informal inquiries or attend trade shows or conventions. In no event will any of our affiliates be paid any finder’s fee, consulting fee or other compensation prior to or for any services they render in connection with the consummation of a business transaction.

Business opportunities may be brought to our attention by unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to business opportunities in which they believe we may have an interest. We may retain the services of agents or other representatives to identify or locate suitable targets on our behalf, though, to date, we have not engaged any such persons. We have not adopted any policy with respect to utilizing the services of consultants or advisors to assist in the identification of a business opportunity, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service or the amount of fees we may pay to them. In the event that we retain the services of professional firms or other individuals that specialize in business acquisitions, we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation.

Selection criteria for a business opportunity.

Our management has virtually unrestricted flexibility in identifying and selecting a prospective target. We have not established any specific attributes or criteria (financial or otherwise) for prospective business opportunities. In evaluating a prospective business opportunity, our management will consider, among other factors, the following:

•	financial condition and results of operation;
•	growth potential;
•	experience and skill of management and availability of additional personnel;
•	capital requirements;
•	competitive position;
•	barriers to entry in the industry;
•	stage of development of the products, processes or services;
•	degree of current or potential market acceptance of the products, processes or services;
•	proprietary features and degree of intellectual property or other protection of the products, processes or services;
•	regulatory environment within the industry; and
•	the costs associated with affecting the business transaction with a particular business opportunity.

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These criteria are not intended to be exhaustive or to in any way limit the board of director’s unrestricted discretion to enter into a business transaction for any business opportunity. Any evaluation relating to the merits of a particular business transaction will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management.

We will not target a business if audited financial statements based on United States generally accepted accounting principles or International Financial Reporting Standards cannot be prepared for the target business. The Company cannot assure you that any particular target business identified by the Company as a potential acquisition candidate will have financial statements prepared in accordance with such accounting standards or that the potential target business will be able to prepare its financial statements in accordance with such standards. To the extent that this requirement cannot be met, the Company may not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, the Company does not believe that this limitation will be material.

Our shares of common stock are currently quoted on the OTC Markets and may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange or OTC Markets where our securities are traded or quoted may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in the State of Colorado and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA.

Recent Regulatory Development in China

As a Nevada company with minimum operations and without any subsidiary, we are not required to obtain any permission or approval from any Chinese authority to operate the Company and to offer the securities to non-Chinese investors. If we consummate the business combination with YBC, a China-based company pursuant to the Acquisition Agreement dated September 14, 2021, we will be subject to the legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in our operations and/or cause the value of our common shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. The enforcement of laws and rules and regulations in China can change quickly with little advance notice and Chinese government may intervene or influence our future China-based operations at any time. The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain any approval or permit from Chinese authorities to list on U.S exchanges or get quoted on the OTC Markets, however, if we were required to obtain such approval in the future and were denied permission from Chinese authorities to list on a U.S. exchange or get quoted on the OTC Markets, we would not be able to continue being quoted on the OTC Markets or obtain listing on a U.S. exchange and the value of our common shares may significantly decline or become worthless, which would materially affect the interest of the investors. Although our management will endeavor to evaluate the risks inherent in a particular opportunity, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In order to consummate the acquisition of YBC as set forth in the Acquisition Agreement, we may become, directly or indirectly, a counter party to a set of the VIE Agreements, to which YBC is a party, although we are currently not certain whether we will or need to be involved in a VIE contractual structure in the future. If, upon consummation of the acquisition of YBC, we conduct a majority of our operations through YBC, the operating entity established in the PRC, which has entered into the VIE agreements with us or any of our subsidiaries, you will not hold equity interest in the Chinese operating entities and your investment in us will face risks associated with such VIE contractual arrangements. The VIE Agreements or the contractual structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. The VIE Agreements are not equivalent to an equity ownership in the PRC operating entities and the investors may never hold equity interests in such PRC operating entities unless the VIE Agreements are replaced with the direct ownership of such PRC operating companies. The VIE Agreements or such corporate structure have not been tested in court in the PRC. If we are involved with the VIE agreements after the completion of the acquisition of YBC or any other China-based company, the changes of interpretation or determination of the VIE agreements under the PRC laws and regulations may result in our inability to assert contractual control over the assets in the PRC, which may constitute substantially all of our future operations.

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Our shares of common stock are shares of Yong Bai Chao New Retail Corp, the Nevada company that may, after the business combination with YBC, get involved in the VIE agreements with YBC. As an investor of our common stock, you may never directly hold equity interests in YBC if the VIE structure is implemented. There is a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in the PRC, including its ability to offer securities to foreign investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition. If the Chinese regulatory authorities disallowed the VIE structure or any or all of the foregoing were to occur, after the business combination with YBC, it could, in turn, result in a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because we are currently a shell company and have not consummated the business combination with YBC or any Chinese operating companies, we do not possess personal information from more than one million users at this moment, and thus we are currently not subject to the cybersecurity review by the CAC. In addition, as of the date of this report, we were not involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor did we receive any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As of the date of this report, no relevant laws or regulations in the PRC explicitly required us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing or quotation, nor did we receive any inquiry, notice, warning or sanctions regarding our overseas trading of our securities from the CSRC or any other PRC governmental authorities. Also as of the date of this report, we were not in a monopolistic position.

In summary, the recent statements and regulatory actions by the Chinese government related to the use of variable interest entities and data security or antimonopoly concerns have not affected our ability to proceed with the acquisition of YBC or seek and identify a new potential acquisition target nor have affected our ability to continue to be quoted on the OTC Markets. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on YBC or other target companies, the ability to accept foreign investments and our ability to continue to trade our common stock in the U.S. after we consummate a business combination with a company with all or substantially all of its operations in the PRC. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that would require us or any of our future affiliated entities to obtain regulatory approval from Chinese authorities in order to continue trading in the U.S.

Due Diligence Investigation.

In evaluating a prospective business opportunity, we will conduct as extensive a due diligence review of potential targets as reasonably possible. Our review will be constrained by our limited capital resources, lack of full-time employees and management’s inexperience in such endeavors. We may enter into a business transaction with a privately-held company in its early stages of development or that has only a limited operating history on which we could base our decision. Since little public information typically is available about these companies, we will be required to rely on the ability of management to obtain adequate information to evaluate the potential risks and returns from entering into a business transaction with such a company. We expect that our due diligence may include, among other things, meetings with the target business’s incumbent management, an inspection of its facilities and a review of financial and other information made available to us. This due diligence review will be conducted by our management, possibly with the assistance of our counsel, accountants or other third parties.

Our financial and personnel limitations may render it impractical for us to conduct an exhaustive investigation and analysis of a target candidate before we consummate a business transaction. Management’s decisions, therefore, will likely be made without detailed feasibility studies, independent analyses and market surveys or other methodologies which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals, promoters, sponsors or others associated with the business opportunity seeking our participation.

We expect to utilize our capital stock, debt or a combination of capital stock and debt, in effecting a business transaction. It may be expected that entering into a business transaction will involve the issuance of restricted shares of capital stock. The issuance of additional shares of our capital stock:

●	may reduce the equity interest of our existing stockholders;
●	may cause a change in control if a substantial number of our shares of capital stock are issued, and most likely will also result in the resignation or removal of our present officer and director; and
●	may adversely affect the prevailing market price for our common stock.

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Similarly, if we issued debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;
●

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenants were breached without a waiver or renegotiations of such covenants;

●	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

Upon the consummation of a business combination, the Company will file with the Securities and Exchange Commission a current report on Form 8-K to disclose the business transaction, the terms of the transaction and a description of the business and management of the target business, among other things, and will include audited consolidated financial statements of the Company giving effect to the business combination. Holders of the Company’s securities will be able to access the Form 8-K and other filings made by the Company on the EDGAR Company Search page of the Securities and Exchange Commission’s Web site, the address for which is www.sec.gov. The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at Room 1518, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Lack of diversification.

We expect that we will be able to consummate a business transaction with only one candidate given that, among other considerations, we will not have the resources to diversify our operations. Moreover, given that we likely will offer a controlling interest in our Company to the persons with which we enter into business transaction in order to achieve a tax-free reorganization, the dilution of interest to present and prospective stockholders will render more than one business transaction unlikely. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business and we will not benefit from the possible diversification of risks or offsetting of losses that business transactions with multiple operating entities would offer. By consummating a business transaction with a single entity, our lack of diversification may result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services and subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business transaction.

Competition

We expect that in the course of identifying, evaluating and selecting a target for a business transaction, we may encounter intense competition from other entities having a business objective similar to ours. These include:

•	blank check companies that have raised significant capital through sales of securities registered under federal securities laws that have a business plan similar to ours;
•	venture capital firms and leveraged buyout firms; and
•	operating businesses looking to expand their operations through acquisitions.

Many of these entities are well established, possess significant capital, may be able to offer securities for which a trading market exists and have extensive experience identifying and affecting these types of business transactions directly or through affiliates. Moreover, nearly all of these competitors possess greater technical, personnel and other resources than us. In addition, we will experience competition from other modestly capitalized shell companies that are seeking to enter into business transactions with targets similar to those we expect to pursue.

If we succeed in closing a business transaction, there will be, in all likelihood, intense competition from competitors within the industry in which we will operate. We cannot currently apprise you of these risks nor can we assure you that, subsequent to a business transaction, we will have the resources or ability to compete effectively.

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Smaller Reporting Company Status

We qualify as a “smaller reporting company” under Rule 12b-2 of the Exchange Act, which is defined as a company with a public equity float of less than $250 million or it has less than $100 million in annual revenues and no public float or public float of less than $700 million. To the extent that we remain a smaller reporting company, we will have reduced disclosure requirements for our public filings, including: (1) less extensive narrative disclosure than required of other reporting companies, particularly in the description of executive compensation and (2) the requirement to provide only two years of audited financial statements, instead of three years. In addition, until such time as the public float of our common stock exceeds $75 million, we will be a non-accelerated filer and will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act.

Employees

We have five executive officers who have other business interests and who are not obligated to devote any specific number of hours to our matters. They intends to devote only as much time as they deem necessary to our affairs, which may hinder our ability to enter into a business transaction. These circumstances represent a potential conflict of interest between our officers / directors and the Company. The amount of time our officers will devote to our affairs in any time period will vary based on whether a business opportunity has been selected for the business transaction and the stage of the business transaction process the Company is in. Accordingly, if and when management identifies suitable business opportunities, we expect that our management will spend more time investigating such business opportunity and will devote additional time and effort negotiating and processing the business transaction as developments warrant.

We do not intend to have any full-time employees prior to the consummation of a business transaction.

Item 1A. Risk Factors.

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and Item 10(f)(1) of Regulation S-K, the Company has elected to comply with certain scaled disclosure reporting obligations, and therefore does not have to provide the information required by this item.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We maintain our principal executive offices at 3209, South Building, Building 3, No. 39 Hulan West Road, Baoshan District Shanghai PRC. We use this office space free of charge. We believe that this space is sufficient for our current requirements. The Company does not own or lease any properties at this time and does not anticipate owning or leasing any properties prior to the consummation of a business transaction, if ever.

ITEM 3. LEGAL PROCEEDINGS

We are not presently a party to any material litigation, nor to the knowledge of management is any litigation threatened against us that may materially affect us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

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